ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME
MINATO-KU, TOKYO 106-6036, JAPAN

TEL: 81-3-6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86-10-6590-9060
FAX: 86-10-6590-9062

Writer: Hirohito Akagami
Direct Tel: 81-3-6888-1044
Direct Fax: 81-3-6888-3044
E-mail: hirohito.akagami@amt-law.com

Our Ref: 5871-A-001

July 31, 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the notice of the General Meeting of Shareholders dated June 1, 2007 together with Annual Business Report.

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MŌRI & TOMOTSUNE

By: ____________________
Hirohito Akagami

HA/TON
Encls.

1. Summary English translation of the notice of the General Meeting of Shareholders dated June 1, 2007 together with Annual Business Report

June 1, 2007

NOTICE OF CONVOCATION OF THE
GENERAL MEETING OF SHAREHOLDERS OF
FANCL CORPORATION FOR THE 27TH BUSINESS PERIOD

To: THE SHAREHOLDERS

We have the pleasure of notifying you that the Ordinary General Meeting of Shareholders of the Company will be held for the 27th business period of the Company and your attendance is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights in writing or through the electromagnetic method (internet). We kindly ask you to review the attached referential documents for the general meeting of shareholders and exercise the voting rights no later than 5:30 p.m. on Friday, June 15, 2007.

Sincerely yours,

Kazumi Miyajima
President and Representative Director

FANCL CORPORATION
89-1, Yamashita-cho, Naka-ku,
Yokohama City, Kanagawa Pref.
Japan

PARTICULARS OF MEETING

1. **Date and Time:** June 17, 2007 (Sun.) 10:00 a.m.
2. **Place:** 13-1, Takanawa 3-chome, Minato-ku, Tokyo
   Grand Prince Hotel New Takanawa
   "International Convention Center PAMIR" (formerly called "New Takanawa Prince Hotel")
   (The place of meeting has been changed from last years' meeting place. Please see the attached map as a guide to the meeting place.)
3. **Purpose of Meeting:**
   Items to be Reported: (1) The Business Report, Consolidated Financial Documents and Auditing Report for consolidated financial statements by the accounting auditor and board of auditors for the 27th business period (from April 1, 2006 to March 31, 2007).

   (2) The report of the Financial Documents for the 27th business period (from April 1, 2006 to March 31, 2007)

   Items of Business:
   1st Item of Business: Matters concerning the appointment of fourteen (14) directors

END

Information with respect to exercise of voting rights

If you are unable to attend the Meeting, you may exercise your voting rights by either of the following methods.

(i) Exercise of voting rights by mail;

Please indicate your approval or disapproval for the items on the agenda on the enclosed Exercise of Voting Rights Form and send it to the Company no later than 5:30 p.m. on Friday, June 15, 2007.

(ii) Exercise of voting rights through internet;

Please access the Exercise of Voting Rights Website located at (http://www.it-soukai.com/ or http://daiko.mizuho-tb.co.jp/) designated by the Company and enter your approval or disapproval according to instructions shown on the display no later than 5:30 p.m. on Friday, June 15, 2007 by using the "Code for Exercise of Voting Rights" and "Password" described on the enclosed Exercise of Voting Rights Form.
If you exercise your voting rights, both in writing and through the internet, the internet vote shall prevail.
If you exercise your voting rights more than once through the internet, the latest vote shall prevail.

END

Attachment

Business Report
for the period
from April 1, 2006 to March 31, 2007

1. Our Current Status

(1) Development and Results of Business

The Japanese economy in this consolidated fiscal period showed steady and ongoing growth.

The overall market for the cosmetics industry showed only slight growth despite good sales of anti-aging products and great sales of new materials. In the health food industry, a disparity between companies is becoming obvious because the market is now in an adjustment period and in a difficult situation.

Amendment of Accounting Standard

As part of its provision of customer services, the Company has implemented the point service system, in which they receive 5 % in points of the amount purchased through mail-order or company own stores (including taxes), which they may use in the next shopping in turn at the exchange rate of 1 point = 1 yen.

Expenses for sales allowance due to point service had been recorded as a sales deduction upon the use of points; however from this consolidated fiscal period, such expenses have been recorded as selling and general administrative expenses at the time of incurrence. The figures described below with * marks respectively show increase or decrease compared to the previous period in the sales or income of this consolidated fiscal period, to which the same accounting standard as the previous consolidated fiscal period applied.

In the cosmetics business, the overall sales of Fancl products increased due not only to the good and ongoing sales of skin care products such as Mild Cleansing Oil, Washing Powder and Beauty Concentrate, but also to the increase of the sales of makeup products which were renewed in August. The sales of the Attenir Corporation products increased due to firm growth in sales of the renewed basic skin care products and of makeup products or body care products due to the effect caused by the new products. Besides, the numbers of customers show firm growth due to aggressive marketing activity. Due to these business operations, sales of cosmetics related products increased, and turnover of the cosmetics business for this period was ¥46,376 million (a 12.3% increase (* a 7.5% increase) from the previous period). With respect to profit and loss, the operating profit was ¥7,133 million (a 28.1% increase (* a 25.6% increase) from the previous period) due to the sales increase effect and the improvement in efficiency of the expense for advertising.

In the supplement business, beauty supplement products such as HTC Collagen and diet related products such as Perfect Slim Alpha and Calorie Limit showed firm growth, which however could not offset the decrease in the sale of Coenzyme Q 10 or Alpha Lipoic Acid,

which rang up record sales in the previous business year. In addition, the sales of herb products and support series also decreased due to harmful rumors. As a result, turnover of the supplement business for this period was ¥31,665 million (a 4.8% decrease (* a 9.0% decrease) from the previous period). With respect to profit and loss, the operating income was ¥3,902 million (a 27.8 % decrease (* a 29.6% decrease) from the previous period) due to the significant decrease in the high-margin mail order business.

In the sprouting unpolished rice (*hatsuga genmai*) business, the sales in the first half increased due to a TV program providing health information; however, the sales in the second half decreased. The overall sales remained approximately the same as the last year. With respect to the Green Juice (*Aojiru*) business, the income from both of the frozen and powder type decreased and growth was weak, despite aggressive investment in advertising. With respect to *Iimono Okoku Mail-Order Business*, sales increased due to the good and ongoing sales of walking shoes jointly developed with Mizuno Corp. and of golf equipment. In addition, the sales of groceries and underwear increased. Due to these business operations, sales of other business increased, and turnover of the other business for this period was ¥23,023 million (a 10.7% increase (* a 7.9% increase) from the previous period). With respect to profit and loss, the deficit increased by ¥135 million (* ¥ 178 million) compared to the previous period and the operating loss was ¥897 million, due to the increased deficit in the sprouting unpolished rice (*hatsuga genmai*) business and the Green Juice (*Aojiru*) business increased.

(2) Future Challenges

The prospects of the economy are predicted to show steady and ongoing growth.

In these circumstances, we had started the Middle-term Management Plan for 3 years II (FANCL Change & Challenge Plan Phase 2) from this consolidated fiscal period, aiming for steady profit growth. We will steadily strive for not only expanding sales but also improving profitability for every period.

With respect to the cosmetics business, we will promote development of competitive products focusing on their functionality. We will restructure brands in basic skin care products, our core business, and aim at expanding shares in markets for sensitive skin.

With respect to the supplement business, we will aim to develop products in the supplement business so that such products will be highly value-added. We will not only enhance beauty supplements but also develop products focusing on middle-aged and senior adults.

With respect to the sprouting unpolished rice business and Green Juice (*Aojiru*) business, we aim to obtain an operating profit by expanding sales through improving the products lineup. With respect to *Iimono Okoku Mail-Order Business*, we will aim to improve the profitability by enhancing products and reducing cost.

We will aim to make the synergy effect apparent, by riding on the strength of each channel. We will enhance sales in shops, overseas development and sales via the internet which are the most profitable.

With respect to sales in shops, we will try to raise profitability as the top priority, activate the existing shops, and manage cost completely. With respect to opening of new shops, we will carry it carefully according to the status of training of shop staff. With respect to overseas development, we will focus on exploitation of the China market. With respect to sales via the internet, we will expand sales by improving processing capacity and investing in a new service.

We kindly ask all the shareholders to understand our business attitude and to provide us

with more support than ever before.

(3) Capital Investment

Capital investment for this consolidated fiscal period totaled ¥3,865 million, principally accrued from the purchase of software for manufacturing control and sales management.

(4) Capital Procurement

(i) The Company raised no funds for this consolidated fiscal period.

(ii) Consolidated subsidiaries raise funds from the Company's group companies.

(5) Transfer, Divestiture by way of Acquisition, or Divestiture by way of New Construction of the Business

Not applicable.

(6) Acquisition of the Business of the Other Company

Not Applicable.

(7) Succession of Rights and Obligations concerning the Business of Other Corporations due to Merger or Divestiture by way of Acquisition

Not Applicable.

(8) Acquisition or Disposition of Shares or other Equities of Other Company or of Share warrants etc.

The Company made the Quality & Safety Research Center Co., Ltd its subsidiary as of February 19, 2007, which was split up from the food analysis department of Sokensha Co., Ltd., by acquiring 80 % of its total shares with JPY 47 million.

(9) Assets and Profits

Division \ Period	24th Period March 2004	25th Period March 2005	26th Period March 2006	27th (Current) Period March 2007
Turnover (JPY/ million)	84,956	87,937	95,322	101,065
Ordinary Income (JPY/ million)	7,686	5,490	9,113	8,388
Net Income (JPY/ million)	3,387	1,709	5,183	2,547
Net Income per Share (JPY)	154.57	80.29	242.56	39.59
Total Assets (JPY/ million)	78,479	79,416	85,147	86,931
Net Assets (JPY/ million)	65,613	66,203	71,405	71,560

(Notes)

1. Turnover does not include consumption taxes etc..
2. Net income per share was calculated based on the number of shares gained by deducting the average number of treasury stock during the period from the average total number of issued shares during the period.
3. There was a three for one stock split as of April 1, 2006. Net income per share for the 27 th Period was calculated using the number of shares after the stock split.
4. "Accounting Standard with respect to Net Asset of Balance Sheet" (No. 5 of Business Accounting Standard as of December 9, 2005) and "Application Guide for Accounting Standard with respect to Net Asset of Balance Sheet" (No. 8 of Application Guide for Business Accounting Standard as of December 9, 2005) shall be applied to the 27th Period (this consolidated fiscal period).

(10) Material Subsidiaries

Name of the Company	Capital	Investment Ratio	Principal Business
ATTENIR CORPORATION	JPY 150 million	100.0%	Sales of cosmetics and supplements
Nikosuta K.K.	JPY 10 million	100.0%	Manufacturing of cosmetics
K.K. Iimono Okoku	JPY 196 million	81.6%	Sales of health appliances and home glossaries etc.
K.K. Fancl Hatsuga Genmai	JPY 95 million	71.6%	Manufacturing and sales of sprouting rice (*hatsugamai*)
FANCL ASIA (PTE.,) LTD.	JPY 875 million	100.0%	Sales of cosmetics and supplements etc.
K.K. Fancl Biken	JPY 100 million	100.0%	Manufacturing of cosmetics

			and supplements

(11) Principal Business (as of March 31, 2007)

We are mainly engaged in manufacturing and sales of cosmetics and supplements. We promote our sales activities mainly in three (3) ways; mail-order , company stores or wholesale.

(12) Principal Office and Shops (as of March 31, 2007)

(i) The Company

Principal Office:	89-1, Yamashita-cho, Naka-ku, Yokohama City	
Office:	Iijima Office (Sakae-ku, Yokohama City)	
Distribution Center:	Yokohama Distribution Center (Sakae-ku, Yokohama City)	
	Chiba Distribution Center (Nagareyama-city, Chiba Pref.)	
	Shiga Distribution Center (Gamou-gun, Shiga Pref.)	
Research Institute:	The Research Institute (Totsuka-ku, Yokohama-City)	
Shops:	Fancl Ginza Square	1 shop
	Fancl House	107 shops
	Fancl House J	88 shops
	Genki Station	8 shops
	Others	4 shops

(ii) Material Subsidiaries

ATTENIR CORPORATION	Principal Office	Sakae-ku, Yokohama City
	Shop	10 shops
Nikosuta K.K.	Principal Office	Sakae-ku, Yokohama City
K.K. Iimono Okoku	Principal Office	Shibuya-ku, Tokyo
	Shop	1 shop
K.K. Fancl Hatsuga Genmai	Principal Office	Tomi city, Nagano Pref.
	Factory	Nagano factory (Tomi City, Nagano Pref.)
		Kagawa factory (Mitoyo City, Kagawa Pref.)
FANCL ASIA (PTE.,) LTD.	Principal Office	Singapore
K.K. Fancl Biken	Principal Office	Sakae-ku, Yokohama City
	Factory	Chiba factory (Nagareyama City, Chiba Pref.)
		Yokohama factory (Sakae-ku, Yokohama City)
		Shiga factory (Gamou-gun, Shiga Pref.)

(13) Employees (as of March 31, 2007)

(i) Employees of the Group

Number of employees	Increase or decrease compared to the end of the previous consolidated fiscal year
1,004	64 increased

(Note) The number of employees shall not include average annual number of temporary employees (1,836).

(ii) Employees of the Company

Number of employees	Increase or decrease compared to the end of the previous consolidated fiscal year	Average age	Average length of services
691	65 increased	35 years and 7 months	7 years and 8 months

(Note) 1. The number of employees excludes the number of those seconded from the Company to the other companies and includes the number of those seconded from other companies to the Company.

2 The number of employees shall not include average annual number of temporary employees (1,487).

(14) Principal borrowing organization (as of March 31, 2007)

Not applicable.

(15) Other material matters with respect to our current condition

Not applicable.

END